UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐  Form 10-K   ☐  Form 20-F   ☐  Form 11-K    ☒  Form 10-Q   ☐  Form N-SAR

☐  Form N-CSR

For Period Ended:  March 31, 2007

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _____________________________________________________________________

PART I -- REGISTRANT INFORMATION

Commission File Number 0-51597

THE ENLIGHTENED GOURMET, INC.

Full Name of Registrant:

N/A

Former Name if Applicable

236 Centerbrook

Address of Principal Executive Office (street and number):

Hamden, Connecticut  06518

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has been unable to complete compilation of all necessary information due to time constraints and other responsibilities of its President and Chief Financial Officer.  The Company expects to complete all necessary functions as necessary to effect filing of its Quarterly Report on Form 10-QSB within 5 calendar days following the due date thereof.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Thomas A. Klee	(860)	242-0004
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).                                                                                                                             ☒  Yes ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                                                              ☒  Yes ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will show a loss for the three months ended March 31, 2007 of approximately $538,496 compared to a loss of $313,532 for the comparable quarter of 2006.  The loss was greater in 2007 because of an increase in slotting fees paid as a result of an increase in the number of stores that authorized the Company’s products compared to the first quarter of 2006.  Additionally, as a result of the Company’s financing activities, the amortized fees and commissions paid by the Company to raise capital were significantly greater in 2007 compared to 2006.

THE ENLIGHTENED GOURMET, INC.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 14, 2007

By: /s/ Alexander L. Bozzi, III

Alexander L. Bozzi, III

President, Chairman and

Principal Financial Officer

3